SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 — 4th Avenue S.W., Calgary, Alberta, T2P 0J4
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)
Date: December 21, 2004	By:	“S.A. FISH”
(Signature)

S.A. Fish, Vice President
(Name and Title)

By:	“S.L. COSMESCU”
(Signature)

S.L. Cosmescu, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
TUESDAY, DECEMBER 21, 2004

Scotford Upgrader maintenance extended until end-January 2005

Calgary, Alberta — Shell Canada advised today that additional repairs to aerial coolers on Train 1 at the Scotford Upgrader will extend the unit shutdown to approximately the end of January 2005.

Residue Hydrocracker Train 1 (RHC-1) was ramping back up towards full production when a tubing leak was detected in one of the aerial coolers. Freezing inside the tubing bundle caused the leak and subsequent inspections determined that five of the coolers on RHC-1 require extensive repairs to ensure the integrity of these assets. Tubing bundles in these coolers will be removed and shipped to the original supplier for repairs.

The second train at the upgrader continues in full service. The upgrader is maintaining about 65 per cent of full volume but is producing more heavy products in the overall mix.

The Muskeg River Mine is located about 75 kilometres north of Fort McMurray, Alberta. The Scotford Upgrader is located near Fort Saskatchewan, northeast of Edmonton. Together, these facilities make up the Athabasca Oil Sands Project, a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

Media Inquiries:	Investor Inquiries:
Jan Rowley	Jim Fahner
Manager, Public Affairs	Manager, Investor Relations
(403) 691-3899	(403) 691-2175

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.